NEWS RELEASE

Metallurgy Results Indicate Uranium Recoveries Of Up To 94% at Juniper Ridge

October 4, 2012	(NYSE MKT: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE MKT: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce the results of its 2012 metallurgy testing of mineralized samples from the Juniper Ridge uranium project in southern Wyoming. Total U3O8 extraction from 63 to 94 percent was achieved at a somewhat lower acid consumption than what had been recorded in the historic tests.

“These results are significant because the samples representing the average grade of the mineralized zone achieved an average 77 percent extraction,” said Mark Ludwig, Crosshair President and Chief Executive Officer. “Following these very positive results, additional metallurgical analysis will be conducted to test potential uranium recovery in simulated heap leach conditions.”

Eleven bottle roll tests were completed on five core composite samples representing the high grade (0.2920% and 0.0845% U3O8), average grade (0.0674% U3O8), and low grade (0.0435% and 0.0273% U3O8) mineralized zones from the Juniper Ridge property. The highest uranium extractions of 85 to 93 percent were obtained from the two highest grade composites. Six samples representing the average grade of the resource ranged from 68 to 84 percent with an average extraction of 77 percent. Three tests on the lowest-grade composite yielded uranium extractions ranging from 63% to 77%, the latter resulting from leaching parameters considered to be near-optimum.

Uranium extraction was also determined to be extremely rapid, with essentially all of it taking place during the first four hours. These results are generally consistent with the 89 to 92 percent uranium extractions obtained in 1978 by Hazen Research on finely ground samples from the Juniper Ridge deposit. The primary objective of this 2012 analysis was to assess the metallurgical response of the uranium mineralization from relatively coarse samples (-0.25 in.).

Testing was conducted at Inter-Mountain Labs (IML) in Sheridan, Wyoming, by R and D Enterprises, Inc. of Casper Wyoming, under the supervision of T.P. McNulty and Associates of Tucson, Arizona, all of whom are independent of Crosshair.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and vanadium projects in the US and Canada. Its Bootheel and Juniper Ridge projects have established resources and are located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods while Juniper Ridge appears to be suitable for an open-pit heap leach operation. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

Mark Ludwig, P.E., President and CEO of Crosshair and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release. Mr. Ludwig has verified the data disclosed in this news release, including sampling, analytical and test data underlying the information disclosed in this news release.

Additional information about the Juniper Ridge Project can be found in the technical report filed on SEDAR at www.sedar.com entitled: “Juniper Ridge Uranium Project, Carbon County, Wyoming, USA, 43-101 Mineral Resource Technical Report” dated February 21, 2012. For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD

"Mark J. Morabito"

EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things additional uranium mineralization, uranium recoveries, and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.